March 20, 2013

CONSENT OF QUALIFIED PERSON

Reference is made to the Annual Information Form to be included in the Annual Report on Form 40-F (collectively, the “40-F”) of Nevsun Resources Ltd. to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

I hereby consent to (i) the references to my name in the 40-F as an author of the report entitled “Nevsun Resources Limited, Bisha Polymetallic Operation Eritrea, Africa, NI 43-101 Technical Report”, dated January 1, 2011, and as an author of the report entitled “Bisha Polymetallic Operation, Eritrea, Africa, NI 43-101 Technical Report” dated August 31, 2012, and (ii) to the use of the reports in the 40-F.

/s/ Jay Melnyk
_________________________
Jay Melnyk, P.Eng.
AGP Mining Consultants, Inc.